MOGU Inc.

August 23, 2023

VIA EDGAR

Mr. Tyler Howes

Mr. Christopher Dunham

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4631

Washington, DC 20549

Re: MOGU Inc.

Form 20-F for the Fiscal Year Ended March 31, 2023

File No. 001-38748

Dear Mr. Howes and Mr. Dunham:

MOGU Inc. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated August 15, 2023 regarding its annual report on Form F-20 for the fiscal year ended March 31, 2023 (the “FY 2023 Form 20-F”) filed on July 31, 2023. For ease of reference, we have repeated the Staff’s comments in bold in this response letter and numbered them accordingly. Capitalized terms used but not otherwise defined in this letter have the meanings assigned to them in the FY 2023 Form 20-F.

Form 20-F for the Fiscal Year Ended March 31, 2023

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 135

1.
We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Response: The Company respectfully advises the Staff that, in connection with the required disclosure under paragraphs (a) and (b)(3) of Item 16I, the Company examed and relied on the register of members (“ROM”) of the Company and the beneficial ownership schedules filed by the Company’s shareholders. According to the ROM and the Schedule13Gs and the amendments thereto filed by the Company’s major shareholders, other than Mr. Qi Chen, Tencent Entities, Hillhouse Entities, Trustbridge Partners IV, L.P., Bertelsmann China Holding GmbH and Mr. Yibo Wei, no shareholder beneficially owned 5% or more of the Company’s total outstanding shares as of June 30, 2023. As of June 30, 2023, Mr. Qi Chen, Tencent Entities, Hillhouse Entities, Trustbridge Partners IV, L.P., Bertelsmann China Holding GmbH and Mr. Yibo Wei owned approximately 17.0%, 18.7%, 10.6%, 8.4%, 8.1% and 5.5% of the Company’s total outstanding shares, representing approximately 81.8%, 4.1%, 2.4%, 1.8%, 1.8% and 1.2% of the Company’s aggregate voting power, respectively. Based on the examination of the ROM, the public filings made by the Company’s shareholders and other publicly available information, as of June 30, 2023:

(i)
Mr. Qi Chen and his affiliate entities, Elevenhalf MG International Limited and Elevenhalf MG Holding Limited, together owned 17.0% of the Company’s total outstanding shares. Mr. Qi Chen is a natural person not affiliated with any government entities, and his affiliate entities are ultimately owned by a trust established for the benefit of Mr. Qi Chen and others designated by him;

(ii)
Tencent Entities, Image Future Investment (HK) Limited and Tencent Growth Holdings Limited, together owned 18.7% of the Company’s total outstanding shares, are ultimately beneficially owned by Tencent Holdings Limited (0700.HK), which is listed on the Main Board of the Stock Exchange of Hong Kong Limited. Based on the review of the public filings concerning Tencent Holdings Limited on The Stock Exchange of Hong Kong Limited, other than Naspers Limited and Mr. Ma Huateng, and the affiliate entities controlled by each of them, no shareholder interested in 5% or more of the shares of Tencent Holdings Limited, and neither of these two shareholders is affiliated with any government entities;

(iii)
Hillhouse Entities, HHLR Advisors, Ltd. and Hillhouse Investment Management, Ltd, together owned 10.6% of the Company’s total outstanding shares, and neither of these two shareholders is affiliated with any government entities;

(iv)
Trustbridge Partners IV, L.P. owned 8.4% of the Company’s total outstanding shares, which is a partnership ultimately managed by several natural persons who are not affiliated with any government entities;

(v)
Bertelsmann China Holding GmbH owned 8.1% of the Company’s total outstanding shares, which is wholly owned by Bertelsmann SE & Co. KGaA, a partnership limited by shares established in German and is not affiliated with any government entities; and

(vi)
Mr. Yibo Wei and his affiliate entity, Exceed Intelligence Limited, together owned 5.5% of the Company’s total outstanding shares. Mr. Yibo Wei is a natural person not affiliated with any government entities, and his affiliate entity is ultimately owned by a trust established for the benefit of Mr. Yibo Wei and his family.

Hence, no governmental entity in the Cayman Islands owns any shares of or has a controlling financial interest in the Company.

In addition, the Company’s consolidated foreign operating entities are incorporated in Hong Kong and mainland China, and are wholly owned or controlled by the Company. Therefore, the governmental entities in Hong Kong or mainland China do not have a controlling financial interest in these subsidiaries. Furthermore, the Company is the primary beneficiary of the VIEs and their subsidiaries. It has the power to direct the activities that most significantly impact the economic performance of the VIEs and their subsidiaries and the right to receive benefits of the VIEs and their subsidiaries that could be significant to the VIEs and their subsidiaries. As disclosed in the FY 2023 Form 20-F, based on the ROM of the VIEs, the shareholders of the VIEs are Mr. Qi Chen, who is the chairman of the board of directors of the Company, and Messrs. Yibo Wei and Xuqiang Yue, who are also shareholders of the Company. Therefore, the VIEs and their subsidiaries are not owned or controlled by a governmental entity in Hong Kong or mainland China, and the governmental entities in Hong Kong or mainland China do not have a controlling financial interest in the VIEs and their subsidiaries.

In connection with the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits that, based on its ROM as of June 30, 2023, the Company had 2,161,518,000 Class A ordinary shares and 303,234,004 Class B ordinary shares outstanding, among which, all the Class B ordinary shares were owned by Mr. Qi Chen. Approximately 66.1% of the Company’s outstanding shares, consisting of Class A ordinary shares only, were held by The Bank of New York Mellon, the depositary of the Company’s ADS program, on behalf of the ADS holders; the remaining approximately 33.9% of the Company’s outstanding shares, consisting of Class A ordinary shares and all the Class B ordinary shares, were held by, Mr. Qi Chen, Tencent Entities, Mr. Yibo Wei (our major shareholders who own more than 5% of the Company’s outstanding shares) and some other shareholders, as of June 30, 2023. These other shareholders are (i) Mr. Xuqiang Yue, one of our co-founders, and (ii) two institutional investors, neither of which is affiliated with any government entities. For the ADS holders, other than our directors, officers, employees and shareholders that have made beneficial ownership schedule filings, the Company cannot obtain all the identity information of each of them, but could only rely on the beneficial ownership schedules filed by them. Based on the examination of such public filings, none of the ADS holders who owns more than 5% of the Company’s outstanding shares is a governmental entity in the Cayman Islands, Hong Kong, or mainland China. As such and based on the steps we have taken to submit the disclosure under paragraph (b)(2), the Company believes that no governmental entity in the Cayman Islands, Hong Kong, or mainland China owns any shares of the Company or its consolidated foreign operating entities.

The Company respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

2.
In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Response: The Company respectfully advises the Staff that it has reviewed the biographies of, and made inquiries with, all the directors of the Company and its consolidated foreign operating entities for reaching the conclusion that none of the members of the board of directors of the Company and its consolidated foreign operating entities is an official of the Chinese Communist Party. The Company has also obtained written confirmations from all of the members of the board of directors of the Company and our consolidated foreign operating entities, and all the directors have confirmed that they are not officials of the Chinese Communist Party. The Company did not rely upon any third party certifications such as affidavits as the basis for the relevant disclosure.

3.
We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), and (b)(5) are provided for “Company or the VIEs.” We also note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

•
With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

Response: The Company respectfully submits to the Staff that, based on the analysis in response to Comment 1 above, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands, Hong Kong, or mainland China owns shares of the Company and Company’s consolidated foreign operating entities.

•
With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

Response: The Company respectfully submits to the Staff that, based on the analysis in response to Comment 1 above, the governmental entities in the Cayman Islands, Hong Kong, or mainland China do not have a controlling financial interest in the Company or the Company’s consolidated foreign operating entities. In connection with the required disclosure under paragraph (b)(5) of Item 16I, the Company confirms that the currently effective memorandum and articles of association of the Company and its consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

4.
With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our best knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

Response: The Company respectfully confirms, without qualification, that the currently effective memorandum and articles of association (or equivalent organizing documents) of the Company and its consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

* * *

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We thank the Staff for its review of the foregoing. If you have any questions or further comments, we would appreciate it if you would forward them by electronic mail to us at jiemo@mogu.com and our U.S. counsel, Yu Wang, at yu.wang@hk.kwm.com or by phone at +852 6386 1503.

Very truly yours,

/s/ Qi Chen
Qi Chen
Chairman of the Board of Directors

cc: Yu Wang, Esq.

King & Wood Mallesons